Media Release 1 | 13
Deutsche Bank

Exhibit 99.1
Media Release
Frankfurt am Main 29 January 2026
Deutsche Bank hits 2025 financial targets with record
full-year and fourth-quarter profits
Record profits in full year 2025
•Profit before tax of € 9.7 billion, up 84% year on year
•Net profit doubles year on year to € 7.1 billion
Delivery on 2025 financial targets
•Post-tax return on tangible equity (RoTE)1 of 10.3%
•Cost/income ratio of 64%
€ 8.5 billion in completed and proposed capital distributions since 2022 include
€ 2.9 billion of distributions proposed in respect of 2025, comprising:
•Dividend proposal of € 1.00 per share/€ 1.9 billion
•€ 1 billion in share buybacks authorized
Continued year-on-year growth in net revenues and business volumes
•2025 net revenues up 7% to € 32.1 billion, in line with ambition
•Compound annual revenue growth of 6% since 2021
•Net inflows of € 78 billion, and growth in assets under management of
€ 124 billion, across Private Bank and Asset Management
Costs reduced in line with full-year guidance, with solid credit quality
•Noninterest expenses down 10% year on year to € 20.7 billion, reflecting an 86% reduction in nonoperating costs
•Adjusted costs of € 20.3 billion, down 1% year on year
•Provision for credit losses down 7% to € 1.7 billion

Issued by the media relations department of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main	Internet: db.com/news Email: db.media@db.com
Media Release 2 | 13
Record profit before tax in the fourth quarter of 2025
•Profit before tax of € 2.0 billion, up from € 583 million in the prior year
•Net profit of € 1.6 billion, up from € 337 million in the prior year
•Revenues of € 7.7 billion, up 7% year on year
•Noninterest expenses down 15% year on year to € 5.3 billion, reflecting significantly lower nonoperating costs
“The record results we achieved in 2025 prove the strength of our Global
Hausbank model and the value we provide for our clients,” said Christian Sewing,
Chief Executive Officer. We delivered on all our 2025 financial goals and, with €
8.5 billion in delivered and proposed capital distributions so far since 2022, we will surpass our original commitment to shareholders. This gives us the strongest possible foundation for the next phase of our strategy. We’re committed to scaling our Global Hausbank and further improving returns on our path towards our long-
term goal: to become the European Champion.”
Deutsche Bank (XETRA: DBGn.DB / NYSE: DB) today announced a record profit before tax of € 9.7 billion for 2025, up 84% compared to 2024. Revenues grew by
7% year on year to € 32.1 billion, in line with the bank’s 2025 goal of around € 32 billion. Noninterest expenses were € 20.7 billion, in line with guidance of around €
20.6 billion and down 10% year on year, driven by a reduction of 86% in nonoperating costs which largely reflected the non-recurrence of specific litigation items in 2024.
Delivery on key targets
Net profit was € 7.1 billion, approximately double the 2024 result. The bank’s full-
year 2025 target ratios improved considerably year on year and were in line with the bank’s 2025 targets:
•Post-tax return on average tangible shareholders’ equity (RoTE1) was
10.3% in 2025, in line with the bank’s 2025 target of above 10% and up from
4.7%, or 7.1% excluding specific litigation items, in 2024. Post-tax return on average shareholders’ equity (RoE1) was 9.3%, up from 4.2% in the prior year
•The cost/income ratio was 64%, meeting the bank’s target of below 65%
and down from 76%, or 71% excluding the aforementioned specific litigation items, in 2024
Fourth-quarter pre-tax profit was € 2.0 billion, a record for the fourth quarter and a rise of more than threefold compared to the fourth quarter of 2024. This development reflected 7% growth in revenues to € 7.7 billion, together with a 15%
reduction in noninterest expenses to € 5.3 billion, driven primarily by the non-
recurrence of the aforementioned specific litigation items in the prior year quarter.
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Fourth-quarter net profit was € 1.6 billion, up from € 337 million in the fourth quarter of 2024. Post-tax RoTE1 was 8.7% in the quarter, up from 0.7% in the prior year quarter, while post-tax RoE1 was 7.8%, up from 0.6% year on year. The fourth quarter cost/income ratio was 69%, down from 86% in the prior year quarter.
A further € 2.9 billion in proposed capital distributions to shareholders
Management plans to propose dividends in respect of 2025 of € 1.00 per share, or
€ 1.9 billion, to shareholders at its Annual General Meeting in May 2026, up by
around 50% from € 0.68 per share for 2024. The bank has secured the customary authorizations for € 1.0 billion in further share repurchases in respect of 2025.
Together, these measures would increase cumulative capital distributions to shareholders by a further € 2.9 billion and would represent distributions in respect of 2025 consistent with the bank’s commitment to a 50% payout ratio.
Cumulative capital distributions in respect of the financial years 2021-2025, paid or payable in 2022-2026, would thereby reach € 8.5 billion, surpassing the bank’s original goal of € 8 billion. The bank aims to deliver further capital distributions, subject to the customary authorization, in the second half of 2026.
James von Moltke, Chief Financial Officer, added: “2025 was a year of delivery for
Deutsche Bank. We hit our RoTE target of above 10%, both Group-wide and across all our businesses. We sustained revenue momentum and business growth in line with our ambitions. We maintained cost discipline and used operational efficiencies to self-fund further investments while meeting our cost targets. Sound capital management enabled us both to strengthen our capital ratio and grow our distributions to shareholders. All of this gives us a strong step-off point to deliver on our future goals.”
The Global Hausbank: strength across the board in 2025
All four of Deutsche Bank’s businesses delivered double-digit profit growth, significantly improved cost/income ratios and post-tax RoTE1 above 10% in 2025:
Corporate Bank: profit before tax up 24% year on year to € 2.6 billion
•RoTE1 of 15.3% (2024: 12.7%) and RoE1 of 14.1% (2024: 11.9%)
•Cost/income ratio of 62% (2024: 67%)
Investment Bank: profit before tax up 20% year on year to € 4.0 billion
•RoTE1 of 11.2% (2024: 9.4%) and RoE1 of 10.8% (2024: 9.1%)
•Cost/income ratio of 58% (2024: 63%)
Private Bank: profit before tax up 95% year on year to € 2.3 billion
•RoTE1 of 10.5% (2024: 5.1%) and RoE1 of 10.1% (2024: 5.1%)
•Cost/income ratio of 70% (2024: 78%)
Asset Management: profit before tax up 55% year on year to € 983 million
•RoTE1 of 29.1% (2024: 18.0%) and RoE1 of 12.9% (2024: 8.0%)
•Cost/income ratio of 59% (2024: 69%)
Media Release 4 | 13
Accelerating execution of the Global Hausbank strategy: delivery in all areas builds strong foundations for the next phase of growth
Deutsche Bank delivered in line with its goals on all pillars of the accelerated execution of its Global Hausbank strategy in 2025:
•Revenue growth: Net revenues grew 7% to € 32.1 billion in 2025, in line with the bank’s goal of around € 32 billion for the year. Compound annual revenue growth since 2021 was 6.0% through the end of 2025, the mid-
point of the bank’s target range of 5.5-6.5%.
•Operational efficiency: Deutsche Bank completed its € 2.5 billion operational efficiency program as planned by the end of 2025. Measures include optimization of the bank’s platform in Germany and workforce reductions, notably in non-client-facing roles.
•Capital efficiency: Deutsche Bank’s capital efficiency program delivered
RWA equivalent benefits of a cumulative € 31 billion by the end of 2025, above the high end of its year-end 2025 target range of € 25-30 billion.
These efficiencies contributed to the bank’s year-end 2025 CET1 capital ratio of 14.2%, up from 13.8% at year-end 2024.
In November 2025, Deutsche Bank announced its ‘Scaling the Global Hausbank’
strategy, financial targets and capital objectives for 2026-2028. The bank aims to accelerate value creation through focused growth, strict capital discipline and a scalable operating model, and targets a post-tax RoTE of greater than 13% and a cost/income ratio of below 60% in 2028. The bank also plans to increase its payout ratio from 50% to 60% from 2026, with discretion to deploy and distribute excess capital where the bank’s CET1 capital ratio sustainably exceeds its target operating range of 13.5-14.0%.
Deutsche Bank’s long-term ambition is to become the European Champion with leadership across key segments, market-leading returns, a deepened and scaled global presence and network and an AI-powered and innovation-focused organization. Further details of the bank’s ‘Scaling the Global Hausbank’ strategy and 2026-2028 goals can be found at https://investor-relations.db.com/.
2025 business and volume growth in line with goals
Net revenues of € 32.1 billion in 2025, up 7% year on year, included net commission and fee income of € 10.9 billion, up 5% year on year, while net interest income in key segments of the banking book remained resilient at € 13.7 billion, up
2%, reflecting higher deposit volumes.
Assets under management grew by € 124 billion across the Private Bank and
Asset Management, including net inflows of € 78 billion, during 2025; this is expected to drive revenue growth in these businesses in future periods.
Fourth-quarter net revenues were € 7.7 billion, up 7% year on year and the bank’s highest fourth-quarter revenues since 2014.
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Revenue performance in the bank’s businesses
Corporate Bank:
•2025 net revenues were € 7.4 billion, down 1% year on year. This decrease was driven primarily by FX movements and lower net interest income, partly offset by growth of 5% in net commission and fee income. Deposit margin compression was partly offset by growth of € 17 billion, or 5%, in deposits to
€ 329 billion during the year. Revenues in Corporate Treasury Services were up 1% year on year at € 4.2 billion, Institutional Client Services revenues declined 2% to € 1.9 billion, and Business Banking revenues were down 7%
to € 1.3 billion.
•Fourth-quarter net revenues were € 1.8 billion, down 2% on the prior year quarter. The impacts of normalizing deposit margins and FX headwinds were partly offset by interest rate hedging, deposit growth of € 25 billion during the quarter with strong growth in sight deposits, and year-on-year growth of
4% in net commission and fee income. Corporate Treasury Services revenues were € 1.0 billion, essentially flat year on year; revenues in
Institutional Client Services were down 5% to € 455 million and Business
Banking revenues declined 4% to € 318 million.
Investment Bank:
•2025 net revenues grew 9% year on year to € 11.5 billion. Fixed Income &
Currencies (FIC) revenues rose 13% to € 9.6 billion, with FIC Markets up 13%
and FIC Financing revenues up 12%. Investment Banking & Capital Markets revenues were € 1.9 billion, down 6%, or essentially flat if adjusted for certain mark-to-market losses on Leveraged Debt Capital Markets exposures early in the year. Debt Origination revenues were down 14% to
€ 1.1 billion. This more than offset growth in Equity Origination, which rose
21% to € 225 million, and a 1% rise in Advisory revenues to € 536 million.
•Fourth-quarter net revenues were € 2.5 billion, up 5% on the prior year quarter. Revenues in FIC grew 6% to € 2.0 billion, the strongest fourth quarter on record, despite lower levels of volatility. FIC Markets revenues grew 7% to € 1.1 billion, largely driven by growth in Foreign Exchange and
Emerging Markets. FIC Financing revenues were up 6% to € 881 million, reflecting continued momentum and focused balance sheet deployment throughout 2025. Investment Banking & Capital Markets revenues declined
4% to € 495 million, driven in part by a 9% decline in Advisory revenues compared to a very strong prior-year quarter. A 6% decline in Debt
Origination revenues largely offset growth of 23% in Equity Origination.
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Private Bank:
•2025 net revenues were € 9.7 billion, up 3% year on year. Net interest income was up 7% to € 6.2 billion and net commission and fee income rose 1% year on year to € 3.0 billion. Revenues in Personal Banking were
€ 5.3 billion, up 1% year on year; growth in deposit revenues and investment products offset lower lending revenues, which reflected the strategic decision to optimize parts of the mortgage business and focus further on value-accretive areas. Wealth Management revenues rose 6% to
€ 4.4 billion, predominantly driven by growth in investment product revenues and deposits, while lending remained essentially flat. Assets under management, at € 685 billion, were € 51 billion higher than year-end 2024, driven partly by net inflows of € 27 billion.
•Fourth quarter net revenues were € 2.4 billion, up 3% year on year.
Revenues in Personal Banking were € 1.4 billion, down 1% year on year. In
Wealth Management, revenues grew 10% year on year to € 1.1 billion, predominantly driven by growth in deposit revenues and investment product revenues, while the prior year quarter was impacted by certain hedging costs. Assets under management grew by a further € 10 billion, including net inflows of € 2 billion.
Asset Management:
•2025 net revenues were € 3.1 billion, up 16% year on year and the highest for any year since the initial public offering of DWS in 2018. Management fees grew 5% to € 2.6 billion. Performance and Transaction fees more than doubled, to € 318 million, reflecting the recognition of performance fees from Alternative Infrastructure. Other revenues were € 162 million, up from
€ 23 million in the prior year, driven by favorable valuations of guaranteed products. Assets under management grew to € 1,085 billion, € 73 billion higher than at the end of 2024, driven primarily by net inflows of € 51 billion.
•Fourth-quarter net revenues were € 888 million, up 25% on the prior year quarter. Management fees were € 674 million, up 4% year on year, reflecting higher average assets under management, predominantly in Passive products. Performance and Transaction fees were significantly higher at €
173 million, reflecting continued strong performance fees from a multi-
asset fund and higher Infrastructure performance fees. Other Revenues were € 41 million, materially higher, driven by the aforementioned factors. Assets under management rose by € 30 billion during the quarter, driven by market performance and net inflows of € 10 billion.
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Noninterest expenses: year-on-year reductions in line with guidance
Noninterest expenses were € 20.66 billion in 2025, down 10% year on year, in line with the bank’s full-year forecast of approximately € 20.6 billion.
•Adjusted costs, which exclude nonoperating items, were € 20.3 billion, down 1% year on year and in line with guidance. Higher variable compensation expenses, reflecting the bank’s performance, were offset by cost reductions in IT, professional services and other expenses.
•Nonoperating costs were € 362 million, down 86% from € 2.6 billion in
2024. This reduction was largely driven by significantly lower litigation expenses, primarily relating to specific litigation items in 2024.
In the fourth quarter, noninterest expenses were € 5.3 billion, down 15% from the prior year quarter.
•Adjusted costs were € 5.1 billion, down 3% from the prior year quarter and in line with guidance.
•Nonoperating costs were € 168 million, down from € 945 million in the prior year quarter, reflecting both significantly lower specific litigation items and lower restructuring and severance expenses.
With effect from the first quarter of 2026, Deutsche Bank plans to discontinue the separate reporting of adjusted costs and nonoperating costs.
The workforce was 89,879 FTEs at the end of 2025, essentially unchanged compared to the end of 2024. In the fourth quarter, the workforce was reduced by
451 FTEs as hiring and the internalization of external staff were more than offset by departures during the quarter.
Credit quality: provisions down 7% in 2025
Provision for credit losses was € 1.7 billion, or 36 basis points (bps) of average loans, down 7% from € 1.8 billion, or 38 bps of average loans, in 2024.
In the fourth quarter, provision for credit losses was € 395 million, or 33 bps of average loans, down 5% from the previous quarter and down 6% from
€ 420 million in the prior year quarter.
Provision for non-performing (Stage 3) loans was € 532 million, up from € 357 million in the previous quarter and from € 415 million in the prior year quarter.
The quarter-on-quarter Stage 3 development reflected higher provisions in the
Corporate Bank than in previous quarters; a single-name provision in the commercial real estate sector in the Investment Bank; and a rise in Private Bank provisions following model updates which positively impacted the third quarter.
This increase in Stage 3 provisions was partly offset by releases of € 137 million in performing (Stage 1 and 2) loan provisions. These releases reflected an improved macro-economic outlook compared to earlier in 2025 and positive portfolio effects, partly offset by higher overlays.
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Strong capital generation supports € 2.9 billion in further distributions
The Common Equity Tier 1 (CET1) capital ratio was 14.2% at the end of 2025, up from 13.8% at the end of 2024. Organic capital generation from increased profitability offset the combined impacts of higher capital distributions and coupon payments, regulatory impacts and business growth during the year.
During 2025, the bank made capital distributions of € 2.3 billion, up 50% over
2024. These included the 2024 dividend of € 0.68 per share, or € 1.3 billion, and share buybacks of € 1.0 billion, bringing cumulative distributions paid since 2022 to € 5.6 billion.
Deutsche Bank has proposed further capital distributions of € 2.9 billion in 2026 to date, as outlined above. This would bring cumulative distributions to € 8.5 billion, in excess of the bank’s original goal of € 8.0 billion, in respect of the financial years
2021-2025, paid or payable in 2022-2026. The bank aims to deliver further capital distributions, subject to the customary authorizations, in the second half of 2026.
The fourth-quarter development of the bank’s CET1 ratio, from 14.5% to 14.2%, largely reflected anticipated regulatory impacts. These included the discontinuation, at the end of 2025, of the application of Article 468 Capital
Requirements Regulation (CRR) transitional rule for unrealized gains and losses
(‘OCI filter’), and the annual update of Operational Risk RWA calculations in line with revised EBA guidance issued in June 2025. The fourth-quarter development also reflected normalizing market risk levels and credit risk RWA growth. These impacts were partly offset by strong organic capital generation as well as securitization transactions executed in the quarter. With these transactions, RWA efficiencies relating to the bank’s capital efficiency program reached € 31 billion, exceeding the bank’s target range of € 25-30 billion by the end of 2025.
The Leverage ratio was 4.6% in the fourth quarter of 2025, stable versus the third quarter, reflecting the aforementioned discontinuation of the capital filter for unrealized gains and losses; higher leverage exposures, driven by higher year-end cash balances and securities financing transactions, were offset by higher AT1 capital including AT1 issuance in the quarter.
Liquidity and funding strength
The Liquidity Coverage Ratio was 144%, above the regulatory requirement of
100%, representing a surplus of € 80 billion. The Net Stable Funding Ratio was
119%, within the bank’s target range of 115-120% and representing a surplus of
€ 106 billion above required levels.
Deposits were € 692 billion at the end of 2025, up by € 26 billion from year-end
2024 and including growth of € 29 billion during the fourth quarter of 2025, reflecting franchise strength in the Corporate Bank, notably Corporate Cash
Management, and in the Private Bank.
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Sustainable Finance: volumes2 reach € 471 billion since 2020 after a very strong fourth quarter
Sustainable Financing and ESG investment volumes ex-DWS2 were € 31 billion in the quarter, the second-highest quarter since the bank began tracking these volumes in 2020. This brought the 2025 total to € 98 billion, the highest annual volume since 2021, and the cumulative total since January 1, 2020 to € 471 billion.
In the fourth quarter of 2025, Deutsche Bank’s businesses contributed as follows:
•Corporate Bank: € 7 billion in sustainable financing, raising the Corporate
Bank’s cumulative total since January 1, 2020, to € 91 billion.
•Investment Bank: € 20 billion in sustainable financing, capital market issuance and market making, for a cumulative total of € 291 billion since
January 1, 2020.
•Private Bank: € 4 billion growth in ESG assets under management and new client lending, and a cumulative total of € 80 billion since January 1, 2020.
In November 2025, Deutsche Bank announced a new target for a cumulative € 900 billion in sustainable and transition finance for the period from 2020 to the end of
2030. This target includes the bank’s sustainable financing and ESG investment volumes since January 1, 2020 and reinforces Deutsche Bank’s role as a trusted partner for clients in global transformation. The bank also launched its ambition to facilitate 300 nature-related transactions by the end of 2027.
For the first time, Deutsche Bank achieved a place on the A-List with CDP, the global environmental disclosure platform. This ranks Deutsche Bank among the top four percent of companies rated by CDP in all sectors globally.
Notable transactions during the fourth quarter of 2025 included:
•Acting as Joint Global Coordinator on China Water Affairs Group Ltd USD
150 million 5-year Blue Bond. An amount equal to the net proceeds will be allocated to finance or refinance eligible projects under its Green and Blue
Framework such as Clean Water or Sanitation.
•Refinancing and upsizing AUD 3 billion in Certified Green Loans – the largest CBI2 green loan certification in 2025 – for Intellihub Group. The financing supports the large-scale rollout of smart meters and energy devices across Australia and New Zealand, enabling Intellihub to more than double its current reach of over three million households by 2030.
•Joint Lead Arranger on a senior credit facility to the German FlixTrain to finance 30 high-speed energy-efficient electric train units. This aligns with the growing demand for eco-friendly transportation and supports Flix’s target of reduction by ~41% of emission intensity (gCO2e/pkm) by 2032.
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Group results at a glance
1 For a description of this and other non-GAAP financial measures, see ‘Use of non-GAAP financial measures’
below, and on pp 15-22 of the fourth quarter 2025 Financial Data Supplement
2 Cumulative ESG volumes include sustainable financing (flow) and ESG investments (stock) in the Corporate
Bank, Investment Bank, Private Bank and Corporate & Other from January 1, 2020 to date. Products in scope include capital market issuance (bookrunner share only), market making activities (annual average volume of eligible bond inventory), sustainable financing, period-end assets under management and period-end pension plan assets (gross assets). Cumulative volumes and targets do not include ESG assets under management within DWS, which are reported separately by DWS
3 At period-end
Media Release 11 | 13
ESG Classification
We defined our sustainable financing and ESG investment activities in the “Sustainable Financing Framework”
and “Deutsche Bank ESG Investments Framework” which are available at investor-relations.db.com. Given the cumulative definition of our target, in cases where validation against the Framework cannot be completed before the end of the reporting quarter, volumes are reported upon completion of the validation in subsequent quarters. In Asset Management, for details on ESG product classification of DWS, please refer to the section
“Our Responsibility – Sustainable Action – Our Product Suite” in DWS Annual Report 2024.
For further information please contact:
Christian StreckertEduard Stipic
Phone: +49 69 910 38079Phone: +49 69 910 41864
Email: christian.streckert@db.comEmail: eduard.stipic@db.com
Charlie Olivier
Phone: +44 20 7545 7866
Email: charlie.olivier@db.com
Investor Relations
+49 800 910-8000 (Frankfurt)
db.ir@db.com
Annual Media Conference
Deutsche Bank will host its Annual Media Conference at 09:00 CET today. This event can be followed live on the bank’s website from 09:00 to 11:00 CET.
Analyst call
An analyst call to discuss fourth quarter and full year 2025 financial results will take place at 11:00 CET today. The Financial Data Supplement (FDS), presentation and audio webcast for the analyst conference call are available at: www.db.com/
quarterly-results
A fixed income investor call will take place on January 30, 2026, at 15:00 CET.
This conference call will be transmitted via internet: www.db.com/quarterly-
results
Annual Report
The figures in this release are preliminary and unaudited. Deutsche Bank will publish its 2025 Annual Report and Form 20-F on March 12, 2026.
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About Deutsche Bank
Deutsche Bank provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. Deutsche Bank is the leading bank in Germany with strong European roots and a global network.
Forward-looking statements
This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in the light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.
Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and
Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 13, 2025, under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from
www.db.com/ir.
Basis of Accounting
Results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the
International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”), including, from 2020, application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre-payment options (the “EU carve out”). Fair value hedge accounting under the EU carve out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from Treasury activities.
For the three-month period ended December 31, 2025, the application of the EU carve out had a positive impact of € 463 million on profit before taxes and of € 308 million on profit. For the same time period in 2024, the application of the EU carve out had a negative impact of € 127 million on profit before taxes and of € 60 million on profit. For the full year 2025, the application of the EU carve out had a positive impact of € 662 million on profit before taxes and of € 325 million on profit. For the full year 2024, the application of the EU carve out had a negative impact of € 1.4 billion on profit before taxes and of € 976 million on profit. The
Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve out version of IAS
39. As of December 31, 2025, the application of the EU carve out had a negative impact on the CET1 capital ratio of about 60 basis points compared to a negative impact of about 68 basis points as of December 31,
2024. In any given period, the net effect of the EU carve out can be positive or negative, depending on the fair market value changes in the positions being hedged and the hedging instruments.
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Use of Non-GAAP Financial Measures
This report and other documents the bank has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Profit (loss) before tax before nonoperating costs, Profit (loss) before tax excluding specific litigation items	Profit (loss) before tax
Profit (loss) attributable to Deutsche Bank
shareholders, Profit (loss) attributable to Deutsche
Bank shareholders and additional equity components,
Profit (loss) excluding specific litigation items, Profit
(loss) attributable to Deutsche Bank shareholders
excluding specific litigation items
Profit (loss)
Net interest income in the key banking book segments	Net interest income
Revenues on a currency-adjusted basis	Net revenues
Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs, Specific litigation items	Noninterest expenses
Cost/income ratio excluding specific litigation items	Cost/income ratio based on noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity
(based on Profit (loss) attributable to Deutsche Bank
shareholders after AT1 coupon), Post-tax return on
average tangible shareholders’ equity (based on Profit
(loss) attributable to Deutsche Bank shareholders
after AT1 coupon), Post-tax return on average
shareholders’ equity excluding specific litigation
items, Post-tax return on average tangible
shareholders’ equity excluding specific litigation items
Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding
Revenues and costs on a currency-adjusted basis are calculated by translating prior period revenues that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes.
Adjusted costs are calculated by deducting (i) impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance, in total referred to as nonoperating costs, from noninterest expenses under IFRS.
Specific litigation items are costs relating to the bank’s provision for Postbank takeover litigation, the reversal of the bank’s RusChemAlliance (RCA) indemnification asset, and the bank’s provision relating to Polish FX mortgages.